15026081

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 42393

SEC MAIL PROCESSING RECEIVED APR 06 2015 WASH, D.C. 194 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 NORTH LAURA STREET #3625
(No. and Street)

JACKSONVILLE (City) FL (State) 32202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamarah D. Jones (954) 328-6722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mallah Furman Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

900 South Pine Island Road, Suite 110 (Address) Fort Lauderdale (City) FL (State) 33324 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of March 26, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAARON M. ANDERSON
MY COMMISSION # FF 171995
EXPIRES: November 8, 2018
Bonded Thru Notary Public Underwriters

Benjamin C. Bishop Jr.
Signature

Chairman
Title

Sharon M. Anderson
Notary Public

This report ** contains (check all applicable boxes): *Exemption Reports Updated

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MF
Mallah Furman
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Co.

We have audited the accompanying financial statements of Allen C. Ewing & Co. ("the Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Allen C. Ewing & Co. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information, consisting of Schedule I, Computation of Net Capital under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mallah Furman

Fort Lauderdale, FL
February 26, 2015

mallahfurman.com

Brickell Bay Office Tower 1001 Brickell Bay Drive, Suite 1400, Miami, Florida 33131 Phone: 305.371.6200 Fax: 305.371.8726

Royal Palm at Southpointe 900 South Pine Island Road, Suite 110, Ft. Lauderdale, Florida 33324 Phone: 954.475.3199 Fax: 954.472.4500

Member American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants • JHI International

Financial Statements

Allen C. Ewing & Co.

December 31, 2014

Allen C. Ewing & Co.

Table of Contents

Allen C. Ewing & Co.
Statement of Financial Condition
December 31, 2014

Assets:	
Cash	$ 89,756
Due from affiliates	175,516
Prepaid expenses	10,387
Furniture and equipment, net	6,406
Total assets	$ 282,065
Liabilities and stockholder's equity:	
Liabilities:	
Accounts payable and accrued expenses	$ 20,083
Deferred rent	40,424
Total liabilities	60,507
Stockholder's equity:	
Common stock, $0.10 par value; 15,000 shares authorized; 5,100 shares issued and outstanding	510
Additional paid-in capital	1,246,191
Accumulated deficit	(1,025,143)
Total stockholder's equity	221,558
Total liabilities and stockholder's equity	$ 282,065

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Operations
Year Ended December 31, 2014

Operating revenues:	
Private placement fees	$ 99,250
Fund management and administration fees	164,832
Investment banking fees	253,728
Management consulting fees	77,826
Securities brokerage commissions	1,548
Total revenues	597,184
Operating expenses:	
General and administrative expenses	274,240
Salary and commission expenses	387,868
	662,108
Operating loss	(64,924)
Other income, net	3,075
Net loss	$ (61,849)

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2013	$ 510	$ 1,219,441	$ (963,294)	$ 256,657
Contributed Capital	–	$ 26,750	–	$ 26,750
Net loss	–	–	$ (61,849)	$ (61,849)
Balance, December 31, 2014	**$ 510**	**$ 1,246,191**	**$ (1,025,143)**	**$ 221,558**

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Cash Flows
Year Ended December 31, 2014

Assets:	
Net loss	$ (61,849)
Adjustments to reconcile net loss to	
net cash used by operating activities:	
Depreciation	1,770
Net changes in operating assets and liabilities:	
Accounts receivable	30,045
Prepaid expenses	3,914
Accounts payable and accrued expenses	(5,312)
Deferred rent	7,198
Due from affiliates	(44,507)
Net cash used by operating activities	(68,741)
Cash flows from investing activities	
Purchase of furniture and equipment	(7,605)
Proceeds from sale of investments	87,604
Net cash provided by investing activities	79,999
Cash flows from financing activities	
Contributed capital	26,750
Net cash provided by financing activities	26,750
Net change in cash	38,008
Cash, beginning of year	51,748
Cash, end of year	$ 89,756

See accompanying notes to financial statements.

1. Nature of Business

Allen C. Ewing & Co. (the Company), a Florida C corporation, is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides securities brokerage and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeast United States. As of April 30, 2013, the Company discontinued its general securities retail brokerage operations.

The sole stockholder of the Company is Ewing Capital Partners, LLC (ECP), a Florida limited liability company.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and accompanying notes are representations of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist primarily of commission receivables recorded at the original invoice amount net of allowances for contractual adjustments and estimated uncollectible accounts, if any, and do not bear interest. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. The Company determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. At December 31, 2014, the Company determined that there was no need for an allowance for uncollectible accounts receivable.

Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. When items of furniture and equipment are sold or otherwise disposed of, the asset and related accumulated depreciation accounts are eliminated, and any gain or loss is included in operations. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

In accordance with authoritative guidance, the Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the

carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist at December 31, 2014.

Deferred Rent

The Company amortizes lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

Income Taxes

The Company records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2014, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Management is required to analyze all open tax years, as defined by the Statute of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. At December 31, 2014, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by taxing authorities for years before 2011. As of and for the year ended December 31, 2014, the Company did not have a liability for any unrecognized taxes. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax liabilities will significantly change in the next twelve months.

Revenue Recognition

Private placement fees are earned by assisting customers in raising capital from private investors. Private placement revenues are recognized when the terms of the engagement have been fulfilled.

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized when earned.

Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Subsequent Events

The Company has evaluated events through February 26, 2015, the date which the financial statements were available to be issued.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $5,000, and a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. The SEC is empowered to restrict the Company's business activities should it not meet these requirements.

At December 31, 2014, the Company had net capital, as defined, of $29,249, which was $24,249 in excess of its required net capital of $5,000 at 100% and $23,249 at 120%. At the same date, the Company's ratio of aggregate indebtedness to net capital was 2.07 to 1. Accordingly, the Company was in compliance with the net capital requirements.

4. Income Taxes

The components of the Company's deferred tax assets consisted of the following at December 31, 2014:

Net operating loss	$ (385,761)
Valuation allowance	385,761
Deferred tax assets, net	$ -

Based on the available objective evidence, the Company believes it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets at December 31, 2014. The Company has total net operating loss carryforwards available to offset future taxable income of approximately $1,025,000. To the extent not used, these loss carryforwards will begin to expire in 2023.

The income tax provision differs from amounts computed by applying the federal statutory income tax rate to pretax loss as follows for the year ended December 31, 2014:

Tax benefit using federal statutory rate	$ 21,029
State income tax benefit, net of federal tax effect	2,245
Change in valuation allowance	(23,274)
Income tax expense	$ -

5. Related Party Transactions

ECP owed the Company $100,421 at December 31, 2014. Ewing Real Estate, Inc. (ERE), a wholly- owned subsidiary of ECP, owed the Company $53,000 at December 31, 2014. Ewing Loan Advisors, Inc. (ELA), a wholly-owned subsidiary of ECP, owed the Company $22,095 at December 31, 2014. These unsecured balances are due on demand and do not accrue interest.

The Company manages an investment fund, Ewing Emerging Financial Institution Fund I, LP (Fund I) that invests in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of the Company are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to its management agreement with Fund I, the Company received $64,832 in advisory fees for the year ended December 31, 2014.

5. Related Party Transactions (Continued)

The Company manages a second investment fund, Ewing Emerging Financial Institution Fund III, LP (Fund III) with similar investment criteria and objectives as Fund I. Certain officers of the Company are officers of the General Partner of Fund III. Pursuant to its management agreement with Fund III, the Company received $100,000 in advisory fees for the year ended December 31, 2014.

The General Partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund GP, LLC. The sole member of the General Partner is the Company.

During 2014, the Company charged ERE and ELA $77,826 in consulting fees for management services rendered.

During 2014, the Company pays payroll and benefits amounts for employees who perform services for IES and ELA. IES and ELA pay the Company for its proportionate share of these expenses, which totaled approximately $428,000 in 2014.

During 2014, the Company charged Income Enhancement Strategies, LLC (IES), an affiliate through common ownership, $101,000 for IES's proportionate share of the rent and overhead costs for shared facilities in the Charlotte office.

6. Commitments and Contingencies

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash. Cash balances are exposed to credit risk since the Company periodically maintains balances in excess of federally insured limits. The Company does not believe it is exposed to any significant credit risk on these deposits.

During the year ended December 31, 2014, the Company generated revenues from one customer comprising 16 percent of total revenues.

Leases

The Company leases certain equipment and facilities under non-cancelable operating lease agreements that expire at various dates through 2019. The lease expense was $139,111 for the year ended December 31, 2014.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year consisted of the following at December 31, 2014:

6. Commitments and Contingencies (Continued)

2015	$	175,308
2016		136,830
2017		118,914
2018		122,181
Thereafter		10,391
Total minimum lease payments	$	563,624

Total future rental payments under operating leases have not been reduced by $9,511 of monthly sublease rental payments to be received in the future under non-cancelable subleases.

SUPPLEMENTARY INFORMATION

ALLEN C. EWING & CO.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2014

Net capital		
Total member's equity	$	221,558
Deductions:		
Non-allowable assets:		
Other assets		(192,309)
Net capital	$	29,249

Reconciliation with the Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2014)
of Net Capital, as reported in the Company's Part II FOCUS Report
December 31, 2014

Adjustments:	$	29,249
Rounding		0
	$	29,249

See report of independent registered public accounting firm

ALLEN C. EWING & CO.
OTHER INFORMATION
DECEMBER 31, 2014

II. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c5-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2014 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

III – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2014 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain or control of any customer funds or securities for the fiscal year ending December 31, 2014 without exception.

MF
Mallah Furman
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Allen C. Ewing & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Allen C. Ewing & Co., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Allen C. Ewing & Co.'s compliance with the applicable instructions of Form SIPC-7. Allen C. Ewing & Co.'s management is responsible for Allen C. Ewing & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and related bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mallah Furman

Fort Lauderdale, FL
February 26, 2015

mallahfurman.com

Brickell Bay Office Tower 1001 Brickell Bay Drive, Suite 1400, Miami, Florida 33131 Phone: 305.371.6200 Fax: 305.371.8726
Royal Palm at Southpointe 900 South Pine Island Road, Suite 110, Ft. Lauderdale, Florida 33324 Phone: 954.475.3199 Fax: 954.472.4500

Member American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants • JHI International

Allen C. Ewing & Co.
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
December 31, 2014

TOTAL REVENUES	$ 600,258.00
DEDUCTIONS	1,547.00
SIPC NET OPERATING REVENUES	$ 598,711.00
GENERAL ASSESSMENT AT .0025	$ 1,497.00
Less: Payments made with Form SIPC 6	977.00
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 520.00

See independent accoutants' report on applying agreed upon procedures to entity's SIPC assessment reconciliations

ALLEN C. EWING & CO.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Aggregate indebtedness:	
Accounts and commission payable	$ 60,507
Ratio of aggregate indebtedness to net capital	2.07 to 1

See report of independent registered public accounting firm.

MF
Mallah Furman
CERTIFIED PUBLIC ACCOUNTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors of
Allen C. Ewing & Co.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allen C. Ewing & Co. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allen C. Ewing & Co. claimed an exemption from 17 C.F.R. §240.15c3-3: (exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3) (the "exemption provisions") and (2) Allen C. Ewing & Co. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Allen C. Ewing & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allen C. Ewing & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mallah Furman

Fort Lauderdale, FL
February 26, 2015

mallahfurman.com

Brickell Bay Office Tower 1001 Brickell Bay Drive, Suite 1400, Miami, Florida 33131 Phone: 305.371.6200 Fax: 305.371.8726
Royal Palm at Southpointe 900 South Pine Island Road, Suite 110, Ft. Lauderdale, Florida 33324 Phone: 954.475.3199 Fax: 954.472.4500

EXEMPTION REPORT
YEAR ENDING DECEMBER 31, 2014

Allen C. Ewing & Co. (the "Company") is a registered broker dealer subject to Rule 17a-5 by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ending December 31, 2014.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2014 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2014.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Allen C. Ewing & Co.

I, Ben C. Bishop Jr. affirm that to my best knowledge and belief, this Exemption Report is true and accurate.

By: Benjamin C. Bishop Jr.

Title: Chairman

Date: February 25, 2015